Exhibit 12.B
COLORADO INTERSTATE GAS COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN MILLIONS)

	For the Years ended December 31,
	2008	2007	2006	2005	2004
Earnings
Pre-tax income from continuing operations	$149	$151	$139	$108	$108
Income from equity investee	(3)	(2)	—	—	—

Pre-tax income from continuing operations before income from equity investee	146	149	139	108	108

Fixed charges	42	61	51	38	30
Distributed income of equity investee	1	—	—	—	—
Capitalized interest	(2)	(1)	—	(1)	—

Total earnings available for fixed charges	$187	$209	$190	$145	$138

Fixed charges
Interest and debt expense	$41	$60	$50	$37	$29
Interest component of rent	1	1	1	1	1

Total fixed charges	$42	$61	$51	$38	$30

Ratio of earnings to fixed charges	4.5	3.4	3.7	3.8	4.6

     For purposes of computing these ratios, earnings means pre-tax income from continuing operations before:
•	income from equity investee, adjusted to reflect actual distributions from equity investments; and

•	fixed charges;
     less:
•	capitalized interest.
     Fixed charges means the sum of the following:
•	interest costs, not including interest on tax liabilities which is included in income tax expense our income statement;

•	amortization of debt costs; and

•	that portion of rental expense which we believe represents an interest factor.